
December 28, 2016

Wang Cheng (Henry)
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

> **Re:** **Kandi Technologies Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 001-33997**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Notes to the Consolidated Financial Statements, page F-8

Note 6 – Summary of Significant Accounting Policies, page F-13

(f) Notes receivable, page F-14

1. You disclose you receive notes receivable from the JV Company to settle accounts receivable. From disclosure in note 12 it appears that you have such notes receivable from the JV Company, which are indicated as payments for sales. We further note in Note 12 a note receivable from another party the nature of which is for payments for sales. Please tell us where you report the effects of these notes receivable in the cash flow statement.

Note 12 – Notes Receivable, page F-24

2. You indicate in your tabular disclosure that the $13 million in notes receivable is due from "unrelated companies." However, you state in your presentation of the detail of these notes that two of these instruments totaling approximately $1.9 million are held with the JV Company and a subsidiary of the JV Company, which are related parties. Please separately identify notes receivable with related parties on the face of the balance sheet. Refer to the requirements of Rule 4-08(k) of Regulation S-X. Please also review your income statement and statement of cash flows to ensure that all related party transactions are identified and the amounts are separately stated pursuant to this rule.

Note 20 – Taxes, page F-30

3. Please tell us why the statutory to actual tax provision reconciliation on page F-31, the 2015 presentation of net deferred tax liabilities on page F-32, and the table presenting tax benefit (holiday) credit and net per share effect thereof are unaudited.

4. We note you indicate in your disclosure related to the rate reconciliation table on page F-31 that the computed "expected" expense is calculated by applying the US statutory rate of 34% and the PRC statutory rate of 25%. However, it is not clear how the computed "expected" expense you present in the table takes these rates into consideration. For example, you present a tax benefit in 2015 at statutory rates of $4 million, even though you recorded pretax net income of $20.8 million, indicating an "expected" rate of -19.3%, while you present tax expense of approximately $1 million in 2014 on pretax net income of approximately $14.7 million, indicating an "expected" rate of 6.3%. Please tell us how you calculated the "expected" expense in the table on page F-31 for all years, and how this calculation represents an "expected" rate.

5. Please tell us why the reconciling item "valuation allowance" that you include in the table on page F-31 is the balance of the valuation allowance deferred tax item shown in the table of net deferred tax assets (liabilities) on page F-32.

Note 24 – Summarized Information of Investment in the JV Company, page F-37

6. Please tell us your consideration of the requirement to file separate financial statements in regard to your investment in the JV Company pursuant to Rule 3-09 of Regulation S-X. Please include your calculations and analysis determined in accordance with the cited guidance.

7. Please expand the last two tables on page F-40 in regard to sales to and purchases from the JV Company to present three years of data as these metrics are income statement measures.

8. We note from the disclosure here and similar disclosure in your Form 10-Q for the quarterly period ended September 30, 2016, that the amount due from the JV Company has been steadily increasing from $51.4 million at December 31, 2014, to $76.1 million at December

Wang Cheng (Henry)
Kandi Technologies Group, Inc.
December 28, 2016
Page 3

31, 2015, and further to $114.8 million at September 30, 2016.   Please disclose how and when you expect to recover these amounts.

Form 10-Q for the Nine-Month Period Ended September 30, 2016

Note 18 – Taxes, page 30

Please explain to us how the deferred tax item for "loss carried forward" went from an asset of $7.6 million at December 31, 2015 to a liability at September 30, 2016.

Note 22 – Summarized Information of Equity Method Investment in the JV Company, page 38

9. We note that the table on page 41 detailing sales to the JV Company and its subsidiaries for the three-month period ended September 30, 2016 includes negative amounts. Please tell us what these negative amounts represent and the facts and circumstances leading to these negative amounts.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Overview, page 48

10. Please include a robust discussion of the impact you expect the reduced subsidies announced by the central government on April 29, 2015 to have on your sales to the JV Company and on your equity in its earnings.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Accounting Branch Chief
Office of Transportation and Leisure